UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Integrated Silicon Solution, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

45812P107

(CUSIP Number of Class of Securities)

(Underlying Ordinary Shares)

Scott D. Howarth

Vice President and Chief Financial Officer

1940 Zanker Road

San Jose, CA 95112

(408) 969-6600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

J. Robert Suffoletta, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

8911 Capital of Texas Highway

Westech 360, Suite 3350

Austin, Texas 78759

Tel: (512) 338-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 3.0 million	$ 92.10

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that were amended pursuant to this offer. These options have an aggregate value of $3.0 million calculated based on the aggregate exercise price of the options which was estimated based on the market value of the issuer’s common stock as of July 18, 2007.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$104.38	Filing Party:	Integrated Silicon Solution, Inc.
Form or Registration No.:	Schedule TO (No. 005-55171)	Date Filed:	June 15, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Schedule TO”) filed by Integrated Silicon Solution, Inc., a Delaware corporation (“ISSI” or the “Company”), with the Securities and Exchange Commission on June 14, 2007, as amended and supplemented by this Amendment (collectively with the Initial Schedule TO referred to herein as the “Schedule TO”), relating to the offer by the Company (the “Offer”) to amend certain outstanding options and, if applicable, receive a cash payment as set forth under the Offer to Amend Certain Options dated June 14, 2007 (the “Offer to Amend”), which is filed as Exhibit (a)(1)(A) to the Initial Schedule TO and incorporated herein by reference.

The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Initial Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein. This Amendment is made to report the results of the Offer.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended by adding the following sentences:

The Offer expired at 5:00 pm, Pacific Time, on July 18, 2007. ISSI has accepted for amendment certain options to purchase an aggregate of 485,744 shares of the Company’s common stock, which were amended as of July 19, 2007 as contemplated by the Offer. The Company issued amended options to purchase up to an aggregate of 436,286 shares of the Company’s common stock and promises to make aggregate cash payments in the amount of $192,165 in exchange for the options surrendered for amendment in accordance with the terms of the Offer.

This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTEGRATED SILICON SOLUTION, INC.

/s/ SCOTT D. HOWARTH
Scott D. Howarth
Vice-President and Chief Financial Officer

Date: July 24, 2007

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A) *	Offer to Amend Certain Options, dated June 14, 2007

(a)(1)(B) *	Letter to all eligible employees from Eve Lai, dated June 14, 2007

(a)(1)(C) *	Election form

(a)(1)(D) *	Withdrawal form

(a)(1)(E) *	Form of addendum

(a)(1)(F) *	Form of acknowledgment of receipt of documents relating to the offer

(a)(1)(G) *	Form of reminder e-mails

(a)(1)(H)(i) *	Form promise to make cash payment and option amendment

(a)(1)(H)(ii) *	Form option amendment

(a)(1)(I) *	Option holder presentation materials

(a)(1)(J)(i) *	Integrated Silicon Solution, Inc. 1998 Stock Plan, as amended, and form of stock option agreement (each incorporated by reference to Exhibit 4.2 to ISSI’s Registration Statement on Form S-8 filed March 9, 2001 (SEC File No. 333-56800))

(a)(1)(J)(ii) *	Integrated Silicon Solution, Inc. Nonstatutory Stock Plan, as amended, and form of stock option agreement (each incorporated by reference to Exhibit 4.1 to ISSI’s Registration Statement on Form S-8 filed November 21, 2002 (SEC File No. 333-101378))

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed.